Date: April 6, 2009

To: Mr. H. Roger Schwall
Ms. Jenifer Gallagher
Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

SENT VIA EDGAR

 Re: Yanglin Soybean, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 17, 2009
File No. 333-150822

Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed February 17, 2009
File No. 0-52127

Dear Mr. Schwall and Ms. Gallagher:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated March 16, 2009 with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”) and our Form 10-K/A for the fiscal year ended December 31, 2007 (“Form 10-K/A”). For Staff’s convenience, we set out each of the comments in bold black first and then set out each of the responses immediately afterwards. Please note that we provided our response to the first four bullet points of comment 8 on March 23, 2009 and we are providing our response to the rest of comments herewith.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors, page 5

1.
We note your response to our prior comment 4 with respect to the risk that Heilongjiang Yanglin Soybean Group Co., Ltd. (“Yanglin”) may not repay the Loan.  It appears that Shulin Liu would have a conflict of interest in determining whether to enforce any rights of Faith Winner (Jixian) Agriculture Development Company Limited in connection with any breach of the loan agreement by Yanglin.  As such, we do not agree with your conclusion that there is no risk to the registrant if Yanglin chooses not to repay the loan.  Revise your disclosure to explain the risk inherent in light of the conflict of interest.

Response:

In response to Staff’s comment, we provide the following risk factor on page 13 of our Prospectus and page 21 of our Form 10-K/A:

Conflict of interest that exists as a result of Mr. Liu’s role as our chief executive officer and our majority shareholder, and his role as a majority shareholder of Yanglin and therefore Yanglin may not repay the loan which would cause disruption in our business and adversely affect our financial condition and result of  operations.

Mr. Shulin Liu with his wife, Mrs. Huanqin Ding, beneficially own approximately 91% of our common stock through their 100% holding in Winner State (BVI). Mr. Liu is also our chief executive officer.  Mr. Liu with his wife beneficially own approximately 90% of Yanglin’s equity interest.  Thus, there is conflict of interest as a result of Mr. Liu’s role as our chief executive officer and our majority shareholder, and his role as a majority shareholder of Yanglin.  As a consequence, Yanglin may not repay the loan made on September 24, 2007.  Even though we may choose to foreclose on the equity interests of Yanglin or all its assets and become the owner of Yanglin  under Article 1 of the Exclusive Purchase Option Agreement, there is the risk that the equity interests of Yanglin or all its assets will not be sufficient to repay the loan or that we may not be able to foreclose on the equity interests of Yanglin or all its assets at all, which would cause disruption in our business and adversely affect our financial condition and result of operations.

2.	You disclose in general terms that your contractual control over Yanglin is subject to the laws and policies of the People’s Republic of China (the “PRC”). For example:

•
“[C]urrent PRC law...Does not specifically establish the approval procedures and detailed implementation regulations for a non-PRC entity’s equity to be used as consideration to acquire a PRC entity’s equity or assets...” (page 1);

•	“We face...the risk of ineffective contractual control of Yanglin...” (page 5);

•	“[U]ncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements”. (page 13); and,

•	“[G]overnment actions in the future...could require us to divest ourselves of any interests we hold in Chinese properties.” (page 14).

In light of these statements, please include a separate risk factor and expand your disclosure to address the specific PRC governmental actions that may adversely affect your contractual control over Yanglin.  You should discuss, without limitation, the following:

•	whether, and on what basis, the PRC government may challenge your contractual control over Yanglin;

•
whether the PRC government, in its discretion, may deem your contractual control over Yanglin invalid or unenforceable under, or in violation of, PRC laws or policies in part because such contractual arrangements could result in a non-PRC entity effectively acquiring all the rights attendant with outright ownership of a PRC entity via means other than a purchase using solely cash; and,

•	the effect of any such action by the PRC government upon your company, the rights of your current and prospective stockholders, and the value of your common stock.

Response:

In response to Staff’s comment, we provide an additional risk factor on page 14 of our Prospectus and page 22 of our Form 10-K/A:

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this Prospectus under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay the effectiveness of this Prospectus and a failure to obtain this approval, if required, could have a material adverse effect on the rights of our current and prospective stockholders, and would adversely affect the value of our common stock.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule purports to require, among other things, offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the application of their new PRC regulation is unclear. Even if suchacquisition does not occur, Faith Winner (BVI) maybe deemed by the CSRC or other Chinese government agencies as such a SPV and thus the Chinese government agencies may challenge the legality of such contractual control over Yanglin.

Furthermore, on December 14, 2006, the CSRC published a notice on its official website specifying the documents and materials required to be submitted by SPVs seeking CSRC approval of their overseas listings, or the Related Clarification. However, the CSRC has not promulgated any guidance on the application and acceptance procedures for these matters.

Even if there are no regulations and laws which explicitly state that suchcontractual agreements are illegal or invalid, the CSRC or other PRC regulatory authorities may deem our contractual control over Yanglin invalid or unenforceable under, or in violation of, Chinese laws or policies in part because such contractual arrangements could result in a non-Chinese entity effectively acquiring all of the rights attendant with out right ownership of a Chinese entity via means other than a purchase using solely cash. In such event, these regulatory authorities may require us to divest ourselves of any interests we hold in Yanglin, unwind the contractual arrangement with Yanglin, impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on the rights of our current and prospective stockholders, the value of our common stock, our business, financial condition and  results of operations.

Special Note Regarding Forward-Looking Statements, page 19

3.
In this section, you disclaim any obligation to update forward-looking statements.  We remind you that you are responsible for the accuracy of the statements provided in the prospectus.  It is inappropriate to disclaim obligations to update your disclosure.  Please revise your disclosure accordingly.

Response:

In response to Staff’s comment, we revised the forward-looking statement on page 19 of our Prospectus.  The following is the new forward-looking statement:

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of Yanglin Soybean, Inc. to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking statements, including any projections of revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization timelines; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include risks that are described under the heading “Risk Factors” and elsewhere in this prospectus and that are otherwise described from time to time in our Securities and Exchange Commission reports filed after this prospectus.

Because the factors referred to in the preceding paragraph could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements we make, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and new factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differe materially from those contained in any forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

Loans, page 38

4.	We note your response to our prior comment 13. Please expand your disclosure regarding the credit line to disclose all material terms, including, without limitation, the following:

•	the circumstances under which you can borrow the funds;

•	any additional approvals that may be required in order to borrow the funds;

•	any restrictions on the use of such funds;

•	the circumstances under which the interest rate is subject to adjustment and whether there are any limits on such adjustments; and

•	whether the loans would be secured by your assets.

Response:

As is shown in the Exhibit 10.17 to Registration Statement on Form S-1 (amendment no. 4), filed with the Commission on February 17, 2009 (English translation of The Approval to Maximum Credit Line of Crop Purchase Loan for Heilongjiang Yanglin Soybean Group Co. Ltd.),  the material terms of the credit line are:
1.
The circumstances under which the funds can be borrowed: The loan borrowed within this credit line can only be used to purchase crops. In Yanglin’s case, the loan  can only be used to purchase soybeans.

2.
The additional approvals that may be required: When Yanglin applies to actually borrow the funds, the bank should confirm the conditions and/or circumstances of the loan, and report to the appropriate higher level within the bank to verify, examine and approve such applications, before actually releasing any money to Yanglin under the maximum credit line.

3.	The restrictions on the use of the funds: The funds borrowed from this credit line can only be used to purchase crops. In Yanglin’s case, the funds can only be used to purchase soybeans.
4.
The circumstances under which the interest rate is subject to adjustment and whether there are any limits on such adjustments: When the People’s Bank of China adjust the interest rate of loans, the bank has the right and discretion to adjust the interest rate of loans accordingly.

5.	Whether the loans would be secured by Yanglin’s assets: The loans would be secured by Yanglin’s assets, i.e., building, machinery and land use rights.

Executive Compensation, page 75

5.
Please advise us why you removed disclosure regarding executive compensation for 2006 from your summary compensation table.  See item 402(c) of Regulation S-K and provide the required three years of compensation information.  Also, revise the paragraph preceding the tabular disclosure to ensure that it properly describes the years presented in the table.

Response:

In response to Staff’s comment, we added the year 2006 data  where applicable and revised the paragraph preceding the tabular disclosure to ensure that it properly describes the years presented in the table on page 76 of our Prospectus.

Exclusive Purchase Option Agreement, page 79

6.
We reissue prior comment 11.  Given that the Yanglin shareholders have a controlling interest in WFOE, there is an inherent conflict of interest that should more clearly be disclosed.  For example, it appears that there is a risk to the registrant’s shareholders stemming from the fact that the control persons of WFOE may permit dividends to be distributed to themselves (i.e. in their capacities as shareholders of Yanglin) instead of reinvesting income in the business operations of Yanglin.  Please clarify this relationship and the possible negative effect this could have on the amounts distributable to the registrant or the business operations of Yanglin, in which the registrant has an interest.

Response:

In response to Staff’s comment, Faith Winner (Jixian) and Yanglin signed an Amendment to the Exclusive Purchase Option Agreement by Faith Winner (Jixian) and Yanglin on April 3, 2009,attached hereto as Exhibit A, which provides in revised Article 3.1 (k) that Party B (Yanglin) shall not distribute any dividends in any manner to its shareholders until after the exercise of the exclusive purchase option by Party A (Faith Winner (Jixian)) under theExclusive Purchase Option Agreement dated September 24, 2007.

Selling Stockholders, page 85

Registration Rights Agreement, page 89

7.
In your next amendment, please provide updated disclosure regarding your compliance with the provisions of the December 31, 2008 agreement with certain shareholders that related to their waiver of liquidated damages.

Response:

In response to Staff’s comment, we provided additional disclosures that on March 9, 2009, we appointed Messrs. Albert McLelland, Michael Marks, and Xiao Feng as independent directors.  Mr. Albert McLelland will serve as the Chairman of Audit Committee. Mr. Michael Marks will serve as the Chairman of Compensation Committee and Mr. Xiao Feng will serve as the Chairman of Governance and Nominating Committee. In addition, on March 9, 2009, we adopted new bylaws, code of ethics and charters for Audit Committee, Compensation Committee and Governance and Nominating Committee. We filed with the Commission a  current report on form 8-K on March 12, 2009 to disclose the above referenced events.

General

8.
We have read your response to prior comment 5, regarding the contractual arrangements between your subsidiary, Faith Winner (Jixian) Agriculture Development Company (“Faith Winner”), and Heilongjiang Yanglin Soybean Group Company Ltd. (“Yanglin”), which you believe form a basis for consolidation under FIN 46(R).  We have also considered the information you provided during our phone conference on March 4, 2009, pertaining to the issue of consolidation.

We understand that you will soon be filing your annual report on Form 10-K for your fiscal year ended December 31, 2008, and believe that you should take into consideration the concerns outlined in this comment when preparing your filing.  We are also asking that you provide additional information about your contractual arrangements in response to this comment, which we believe will assist in resolving this matter.

Specifically, please address the following points.

•
Identify and describe any U.S. or China legal or regulatory hindrances to restructuring the contractual arrangements between Faith Winner and Yanglin.  For example, explain whether Mr. Liu and Ms. Ding, by virtue of their association with Yanglin or their ownership interest in you, including their ability to appoint directors to the various consolidated entities, may direct the cancellation or modification of the contractual arrangements.

Please describe any limitations in this regard.

Please also indicate whether they may change or replace the percentage of revenues formula used to determine the management fee which represents your participation in the profits of Yanglin.  Please also clarify whether Mr. Liu and Ms. Ding may retain the ability to appoint a majority of board members by changing the number of board positions or otherwise.

•
We understand from our phone conference on March 4, 2009, that your intent in establishing the percentage of revenues formula for calculating the management fee, which represents your participation in the profits of Yanglin, was designed to approximate total net income of Yanglin, excluding amounts accrued under this arrangement.

Please confirm that we have properly understood your representation, or further clarify if this is not the case.  Please also tell us whether this representation is consistent with your presentation to the company’s preferred shareholders in your solicitation of their investment.

•
We understand from our phone conference on March 4, 2009 that you have no legal obligation to provide additional funding to Yanglin, contrary to prior representations.  Similarly, we understand that Mr. Liu and Ms. Ding have no obligation to contribute funds to Yanglin to cover any shortfall in the event that your participation in the profits of Yanglin, based on 6% of its revenues, exceeds the net income of Yanglin, excluding amounts accrued under this arrangement.

Tell us how you are intending to handle differences between the amounts calculated for your interests in Yanglin (based on the 6% revenue interest) and net income of Yanglin, excluding these amounts.

•
We understand from our phone conference on March 4, 2009 that you have not fixed the exercise price of the purchase option under which you would acquired the equity interest in Yanglin.  We see disclosure on page 80 of your Form S-1/A4 indicating that it would be the lowest price permitted under PRC laws and regulations.  However, on page 1 of this filing you disclose that such equity interests may be purchased for cash if the purchase price is based on an appraised value of the equity or assets, implying a fair value determination.

Please indicate your current expectations of this price, and reconcile these to the disclosures mentioned above.  Please also describe the conditions under which exercise would occur, and explain whether the terms of the equity purchase option are subject to revision.  If these terms are subject to revision, identify the entities and persons who are authorized to negotiate and approve such revisions.

Further, tell us whether you consider the purchase option to be a substantive aspect of the relationship between Yanglin, Faith Winner, Mr. Liu and Ms. Ding, considering all known conditions and restriction, and explain how the intent in establishing the contractual arrangements, and the relationships among these parties, has been taken into account in formulating your answer.

Tell us whether you expect the purchase option will ever be exercised.

We will give further consideration to your position on the question of consolidation after receiving your response.  We suggest that you contact us upon receiving this letter to arrange for an additional conference call to discuss this information.  We urge you to resolve this matter in advance of your scheduled 2008 annual report filing date.

Whether consolidation is appropriate or not, we believe that significant revisions will be necessary in your financial presentation.

Under a scenario in which you are unable to support consolidation, you would need to recast your financial statements on a stand-alone basis and include separate audited financial statements of Yanglin, pursuant to Rule 3-13 of Regulation S-X, for the same periods as are required for the company.

Under a scenario in which you are able to support consolidation, you would need to modify your financial presentation to address the following points.

•
A “minority interest” balance (i.e. the interests of Mr. Liu and Ms. Ding in the net assets of Yanglin through their 100% stock ownership) would need to be presented on the balance sheet, an amount representing the net book value of Yanglin on the date of entering into the contractual arrangements, adjusted either positively or negatively, for the “minority interest” in subsequent earnings.

Given that the percentage of revenue formula may yield amounts either greater or less than net income of Yanglin, excluding amounts accrued to you under the contractual arrangements, your policy would need to address the computation of “minority interest” under both scenarios.

If the 6% of revenues amount attributed to you is less than the net income of Yanglin, excluding amounts accrued to you under the contractual arrangements, then the balance, up to the net income of Yanglin, would be attributed to the “minority interest” (i.e. a deduction for minority interest in the Statements of Operations, and an increase to minority interest on the Balance Sheet).

If the 6% of revenues amount attributed to you is more than the net income of Yanglin, excluding amount accrued to you under the contractual arrangements, the amount of the excess would not appear in the Statements of Operations, but would result in a reallocation between the “minority interest” and your interest on the Balance Sheet (i.e. a decrease to the “minority interest” and an increase to your interest), unless the minority interest on the Balance Sheet has been reduced to zero, in which case there would be no further accounting for the variance unless the minority interest owners will fund the shortfall.

•	You would need to present separate parent-only financial information to emphasize the extent to which operations are held in China, following the guidelines in Rule 12-04 of Regulation S-X.

Regardless of the outcome, we ask that you include detailed disclosure in a note to your financial statements clarifying the nature of Your rights under each of the contractual arrangements with Yanglin.

You should also disclose the actions that may be taken or directed by Mr. Liu and Ms. Ding, pertaining to the contractual arrangements between Faith Winner and Yanglin, by virtue of their association with Yanglin or their ownership interest in you, including their ability to appoint directors to the various consolidated entities.

For example, you should:

•	Describe the manner in which the equity purchase option price would be determined,

•	Clarify your intent in establishing the percentage or revenues formula, i.e. to approximate net income of Yanglin excluding amount accrued to you under the arrangement, and

•	Explain how your rights under the contractual arrangements can be enforced or protected under existing laws, regulatory regimes, or otherwise.

Response:

In response to Staff’s comment, we hereby provide response to comment 8 below:

The first 4 bullet points – the analysis of Variable Interest Entity
a.            US legal or China legal or regulatory hindrances to restricting the contractual arrangements between Faith Winner and Heilongjiang Yanglin
²
There are rules laid down by PRC government that the acquisition of shares of a local company like Yanglin by a foreign investor such as WOFE, Faith Winner which majority shareholders are also PRC residents that approval must be obtained from the Ministry of Commerce. The acquisition is not prohibited but under administrative scrutiny of which details are not clear now. At present, there is no precedent case that has been approved.

²	There is no such restriction if the foreign investors who are not PRC residents or related to any PRC resident.
²	There are two situations in which the transfer can be activated, first, the WOFE is not owned by a PRC resident, and second, the rules of the above regulations are clear and practical.
²
Mr. & Mrs. Shulin Liu do not have any right to appoint directors of Heilongjiang Yanglin without restriction. Under the clause 2 of the Consignment Agreements between the shareholders of Heilongjiang Yanglin and Faith Winner, Mr. & Mrs. Shulin Liu, the rights of shareholders including the voting rights have been surrendered to Faith Winner as long as the condition of clause 2.2 – which requires that the exercise of rights by Faith Winner is in the best interest of Heilongjiang Yanglin- is fulfilled. Since Yanglin is the “controlled entity” of Faith Winner, the best interest of Heilongjiang Yanglin is also the best interest of Faith Winner.

²
The power of the appointment of directors of Heilongjiang Yanglin under the Consignment Agreements is rest on the Faith Winner being the consignee of the shareholders’ right of Heilongjiang Yanglin shareholders. According to the clause of 3.1(a) of the Exclusive Purchase Option Agreement, Yanglin can not increase share capital without the consent of Faith Winner (Jixian) (the “WOFE”). Pursuant to clause 3.2(c) of the Exclusive Purchase Option Agreement, Faith Winner (Jixian), the WOFE, has the right to appoint additional directors in the board of Yanglin.

²	The cancellation or modification could only be done with the consent of Faith Winner in the following ways:-
Contract	clause	Termination or modification
Consigned Management Agreement	VIII-G-2	Mutual agreement or by exercise of the Exclusive Purchase Option Agreement

Registered Trademark Transfer Contract	10	Earliest of acquisition of Heilongjiang Yanglin or termination by Faith Winner (Jixian) or being deemed illegal by virtue of changes of law in PRC

Trademark Licensing Agreement	10	Termination by Faith Winner (Jixian) or mutual agreement

Loan Agreement	13	Mutual agreement

Exclusive Purchase Option Agreement	9.2	Mutual agreement or Termination by Faith Winner (Jixian)

Consignment Agreement	12	Mutual agreement or acquisition of 100% of the assets or equity of HeilongjiangYanglin
²
Since Mr. Shulin Liu does not dominate the board of directors in Faith Winner (Jixian), the WOFE, he alone cannot appoint any new director in Yanglin. Even he being the sole director of the intermediate holding company, Faith Winner, his instruction or resolution will not be directly executed at the level of Faith Winner (Jixian), the WOFE, without consulting the board of directors at the ultimate holding level, YSYB, the directors of which are same as Faith Winner (Jixian), the WOFE.

²
The revenue formula in the Consignment Management Agreement is one of the mechanisms to protect Faith Winner (Jixian), the WOFE. The consigned management fee is designed to give the WOFE the right to claim the portion of revenue of Heilongjiang Yanglin to the extent that nearly or all net profit of Yanglin be captured by Faith Winner (Jixian), the WOFE. If Mr. & Mrs. Liu intend to change the revenue formula, Mr. Liu needs to exercise the power of his directorship in Faith Winner (Jixian), the WOFE. He is still accountable to YSYB and need to exercise his fiduciary duties with due care with regard to the best interest of YSYB. There is possibility that the management fee is changed to reflect the actual situation. However, such change will only be executed because Mr. Liu acts on behalf of YSYB but not in his own capacity.

²
Under the clause 3.2 (c) of the Exclusive Purchase Option Agreement, Faith Winner (Jixian), the WOFE, can appoint additional directors of Heilongjiang Yanglin, so that Faith Winner (Jixian), the WOFE, can control the majority of directors of Heilongjiang Yanglin at any time. Again, Mr. Liu can only exercise such right on behalf of YSYB but not in his own interest.

b.	the management fee
The original contemplation is that the management fee arrangement provides a legal right to Faith Winner (Jixian), the WOFE, to enforce against Heilongjiang Yanglin in order to capture nearly all the profit. Based on the analysis below, we can see that 6% is almost the average rate of the net profits over the previous years. However, the absorption of all profits does not solely depend on the management fee, while the Exclusive Purchase Option Agreement provides the final call to capture all profits of Heilongjiang Yanglin. The above representation is consistent with our presentation to the company’s preferred shareholders in our solicitation of their investment.

Net profit ratio for 2004-2007

	2004	2005	2006	2007
	US$	US$	US$	US$

Sales turnover	26,325,611	38,430,465	88,078,494	155,206,867

Net profits	922,217	2,001,075	6,855,890	10,324,028

Net profit ratio	3.50%	5.21%	7.78%	6.65%

c.	legal obligation to provide additional funding
There may be confusion during last telephone conference that the PRC lawyer, Mr. Yang Bin, misunderstood the question among other similar questions. At first, she confirmed that according to the clause 4 of the Loan Agreement, Faith Winner (Jixian), the WOFE, should be obligated to provide funds to Heilongjiang Yanglin when needed. We re-confirmed with Mr. Yang that the clause was enforceable and Faith Winner (Jixian), the WOFE, was obligated to provide further funds to Heilongjiang Yanglin in the future.

The mechanism of the 6% management fee plus trademark licensing fee is designed to protect Faith Winner (Jixian), the WOFE, by controlling the profits of Heilongjiang Yanglin. Faith Winner (Jixian), the WOFE, now is entitled with the right to capture all or nearly all the profit of Heilongjiang Yanglin by agreement. There is no difference in accounting treatment when we consolidate Heilongjiang Yanglin, the VIE, into the group, when the management fee and trademark licensing fee are not equal to the actual net profit, because such intra-group balances need to be eliminated in the consolidation process.

In case the 6% is smaller than the net profit of Heilongjiang Yanglin, we can adjust the management fee rate. Besides, under the revised Article 3.1(k) of the newly amended Exclusive Purchase Option Agreement, Heilongjiang Yanglin shall not distribute any dividends in any manner to its shareholders until after the exercise of the exclusive purchase option by Faith Winner (Jixian), the WOFE, so the part of Heilongjiang Yanglin’s profits above 6% will be retained, and all residue profit will be absorbed upon the acquisition of legal title of the shares of Yanglin by exercising the Purchase Option. Please see Exhibit B, Amendment to Consigned Management Agreement dated April 3, 2009.

d.	Purchase Option price
The current practice for buying an interest in a corporate in PRC is using the appraisal prices based on the fair value. To minimize the cost and risk associated with the transfer, the company will choose the optimal timing when the approval procedures and criteria for the acquisition are clear and the cost involved is reasonable.

The mechanism under the Exclusive Purchase Option Agreement is to have the loan amount be offset as consideration of the acquisition of Yanglin’s assets or equity. If the actual consideration according to the lowest price permitted under PRC laws and regulations is larger than that of the loan amount, then any amount paid to the shareholders of Heilongjiang Yanglin shall be treated as the satisfaction of the repayment of loan plus interest according to clause 1.6 of the Exclusive Purchase Option Agreement. The excess amount will then be treated as interest to the loan and the consideration will finally pass to Faith Winner (Jixian), the WOFE, but not the registered shareholders of Heilongjiang Yanglin. If the actual consideration is lower, according to clause 5 of the Loan Agreement, the loan amount will be fully offset as the consideration.

The Exclusive Purchase Option Agreement does not contain any revision clause. However, the group can amend the Exclusive Purchase Option Agreement if necessary by providing the consent to the boards of Heilongjiang Yanglin and Faith Winner (Jixian), the WOFE. In essence, the board of directors of the WOFE has the authority to approve the modifications. The board needs to exercise such power according to the best interest of the group. As the WOFE has the control mechanism over HeilongjiangYanglin, Heilongjiang Yanglin will follow the WOFE to approve the modification. In fact, the members of the board are the same in both the WOFE and Yanglin.

Purchase Option is the key to the analysis of Variable Interest Entity (VIE) in this case, after taking all other contracts in place, particularly the loan agreement. The Loan Agreement plus the Exclusive Purchase Option Agreement constitute an investment in Heilongjiang Yanglin with the sharing of the profit and loss of Heilongjiang Yanglin. Faith Winner (Jixian), the WOFE, needs to provide the loan as well as the ongoing funds needed by Heilongjiang to the latter under the Loan Agreement. The repayment of the loan is in fact an exchange of all shares of Yanglin with the loan amount under both agreements. Associated with the Loan Agreement, the Consignment Agreements between the shareholders of Heilongjiang Yanglin and Faith Winner restrict the rights of shareholders of Heilongjiang Yanglin and offer protection for Faith Winner. Though the formality is different from the classic investment or acquisition, the essence is the same. The agreements mentioned above provide Faith Winner (Jixian), the WOFE, the tools to control Heilongjiang Yanglin and the right over the profits of Heilongjiang Yanglin by exercising the Exclusive Purchase Option Agreement or transferring the profit of Heilongjiang Yanglin through the management fee and trademark licensing fee arrangements.

Under the contractual arrangements, the registered shareholders of Heilongjiang Yanglin do not have any residual rights over the interest in Heilongjiang Yanglin. They cannot have the dividend payable to themselves, and they lose the right to dominate the board of directors.

The Purchase Option in the original contemplation will be executed at the optimal timing to achieve the structure desired at the minimum cost for the best interest of the group.

The last 2 bullet points - The presentation of our financial statements
a.	The presense of a minority interest
We still opine that Yanglin is a Variable Interest Entity (VIE) of the group and the presentation of a minority interest is not be necessary. The loan itself is the evidence that the total equity investment at risk is not sufficient to permit it to finance its activities without obtaining additional subordinated financial support provided by any parties. The shareholders and directors of Heilongjiang Yanglin in their capacity lack the direct or indirect ability to make decisions about the Yanglin’s activities that have a significant effect on the success of the entity. They also have no obligation to absorb the expected losses of Heilongjiang Yanglin. They do not have right to receive the expected residual returns of Heilongjiang Yanglin, as they are now forbidden to declare any dividend out of the profit of Heilongjiang Yanglin, under the revised Article 3.1(k) of the newly amended Exclusive Purchase Option Agreement.

Your proposed minority interest treatment will have the effect equivalent to the case that the holding company has shared only 6% of the revenue of the subsidiary, regardless of the actual profit amount. Firstly, such treatment does not reflect the actual situation in which Faith Winner (Jixian), the WOFE, has controlled the financial interests of Heilongjiang Yanglin in the way that the residual profit of Heilongjiang Yanglin will all be captured by Faith Winner (Jixian), the WOFE, upon the exercise of the Exclusive Purchase Option Agreement. Secondly, such treatment would create a huge goodwill equal to the net assets of Heilongjiang Yanglin at the date of the contractual arrangements, that is, 24 September 2007, when we compare the consideration (the loan amount) and the net assets acquired (zero under the proposed method). The goodwill (debit balance) and minority interest (credit balance) in the balance sheet would nullify the impact of consolidation. The literal interpretation of 6% management fee plus trademark licensing fee, without regards to the original intention of capturing all profit with the Exclusive Purchase Option Agreement, would render the presentation distorted. If we admit that we absorb the net profit of Heilongjiang Yanglin, then we actually control Heilongjiang Yanglin. The logical result will be normal consolidation as if Heilongjiang Yanglin is the subsidiary of Faith Winner (Jixian), the WOFE.

Moreover, the analysis of the primary beneficiary under FIN46R would not produce such result as the presentation of a minority interest. There are two variable interests holders, namely the registered shareholders of Yanglin and Faith Winner (Jixian), the WOFE. Since the registered shareholders’ rights to obtain the profit and obligation to absorb the loss are restricted and released under the contractual arrangements, the registered shareholders should not be regarded as a primary beneficiary of Yanglin. As previously analyzed, Faith Winner (Jixian), the WOFE, is the only primary beneficiary of Yanglin interest, and there is no minority interest.

b.	The presentation of parent-only financial information under Regulation S-X Rule 12-04
According to the Rule 12-04 regulation S-X, when the registrant's proportionate share of restricted net assets (after intercompany eliminations and after applying "push-down" accounting) of consolidated subsidiaries exceeds 25% of consolidated net assets (shareholders' equity) at the end of the most recent fiscal year, parent-only financial information should be presented.

Under PRC regulations, Faith Winner (Jixian), the WOFE, and Heilongjiang Yanglin may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, Faith Winner (Jixian), the WOFE, and Yanglin are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory general reserve until the balance of the reserves reaches 50% of their respective registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2007, additional transfers of $23,576,696 are required before the statutory general reserve reached 50% of the registered capital of Faith Winner (Jixian), the WOFE, and Heilongjiang Yanglin. As of December 31, 2007, $3,490,834 has been appropriated from retained earnings and set aside for statutory general reserves by Faith Winner (Jixian), the WOFE, and Heilongjiang Yanglin.

As of December 31, 2007, the amount of restricted net assets of Faith Winner (Jixian), the WOFE, and Heilongjiang Yanglin, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 6.4% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in PRC also restrict the transfer of assets as dividends outside the PRC.

As the amount of restricted net assets as of the end of the most recent fiscal year of Faith Winner (Jixan) was approximately 6.4% of the Company’s consolidated net assets, which is below 25%, no separate financial statements of the parent only entities are required under Rule 12-04 of Regulations S-X.

Consolidated Statements of Income and Comprehensive Income, page 4

9.
We note that you have revised your Statements of Income to recommence using the caption “Income from continuing operations,” undoing the change previously implemented in response to comment 47 in our letter dated June 9, 2008.  Since you are not presenting discontinued operations, identity the basis for this differentiation.  Otherwise, please consistently describe this line item as Income form operations.

Response:

In response to Staff’s comment, we revised the term “Income from continuing operations” to “Income from operations” in the statement of income.

Note 1 –Organization and Principal Activities, page 7

10.
It appears that you should revise your disclosure to indicate the net book value assigned to the 1,494,173 shares of Yanglin Soybean Inc. outstanding prior to the stock exchange was $1,410 rather then $210,496, to be consistent with your presentation on page F-5 and your response to comment 2 of our letter dated January 8, 2009.

Response:

In response to Staff’s comment, we revised the net book value assigned to the 1,494,173 shares of the Company outstanding prior to the share exchange on October 3, 2007 from “$210,496” to “$1,410”. Please see Exhibit C-Note 1 to financial statement.

***

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Shulin Liu
Shulin Liu

President & CEO

Enclosure:
Exhibit A-Amendment to the Exclusive Purchase Option Agreement
Exhibit B-Amendment to Consigned Management Agreement
Exhibit C-Note 1 to Financial Statement

Amendment to the Exclusive Purchase Option Agreement	For Signature

Exhibit A

AMENDMENT TO THE EXCLUSIVE PURCHAE OPTION AGREEMENT

by and among

FAITH WINNER（JIXIAN）AGRICULTURE DEVELOPMENT COMPANY LIMITED

HEILONGJIANG YANGLIN SOYBEAN GROUP CO., LTD.

and

THE SHAREHOLDERS THERETO

April 3, 2009

Amendment to the Exclusive Purchase Option Agreement	For Signature

AMENDMENT TO THE EXCLUSIVE PURCHAE OPTION AGREEMENT

This Amendment to the Exclusive Option Agreement (the “Amendment”) is entered into on April 3, 2009 by and among the following parties in Jixian County, Heilongjiang Province, the People’s Republic of China.

Party A: Faith Winner (Jixian) Agriculture Development Company Limited

 Registered Address: Yanglin Plaza, Fuli Town, Jixian County, Shuangyashan,
Heilongjiang, China.
 Legal representative: Liu Shulin

Party B: Heilongjiang Yanglin Soybean Group Co., Ltd.

 Registered Address: Hedong District, Fuli Town, Jixian County,
Shuangyashan, Heilongjiang, China.
 Legal representative: Liu Shulin

Party C: Liu Shulin, holding 70% of total outstanding ownership interest in Party B.

 ID Card Number: 230521196304230016
 Address: 99 Fanrong Street, Jixian County, Heilongjiang Province, PRC

Party D: Ding Huanqin, holding 30% of total outstanding ownership interest in Party B.

 ID Card Number: 230521196210130022
 Address: 99 Fanrong Street, Jixian County, Heilongjiang Province, PRC

Party A, Party B, Party C, Party D are hereinafter from time to time, collectively, referred to as the “Parties”, and each of them is hereinafter from time to time referred to as a “Party”; Party C, Party D are hereinafter from time to time, collectively, referred to as the “Shareholders” and each of them is hereinafter from time to time referred to as a “Shareholder” or any “Shareholder”.  The equity interests in Party B held by each Shareholder or any shareholder now existing or hereafter acquired is hereinafter from time to time referred to as the “Equity Interests”.

WHEREAS:

1.
Party A, an wholly foreign owned enterprise incorporated under the laws of the People’s Republic of China (the “PRC”), which engages in the business of technical support and consigned management services on agriculture development, technical support, technical transfer, and information consulting (excluding the restricted projects);

Amendment to the Exclusive Purchase Option Agreement	For Signature

2.
Party B, a liability limited company incorporated under PRC laws in Heilongjiang Province, is licensed by Administrative Departments for Industry and Commerce Shuangyashan Branch to carry on the business of acquisition of soybeans or processing of soybean products etc;

3.	Each Party entered into the Exclusive Purchase Option Agreement (the “Agreement”) dated September 24, 2007.

NOW, THEREFORE, the Parties through mutual negotiations hereby enter into this Amendment for the purpose of amending the Exclusive Purchase Option Agreement as follows:

1.	AMENDMENT TO ARTICLE 1 OF THE AGREEMENT

1.1	Article 1.5 of the Agreement shall be modified , amended and restated in its entirety to read: “
”To the extent permitted by applicable Chinese law and regulations then in force, the exercise price of the exclusive purchase option shall be $17,000,000, or such greater amount as required by the then applicable Chinese law and regulations.”

1.2	Article 1.6 of the Agreement shall be modified, amended and restated in its entirety to read:

“In the event that Party A elects to purchase the Equity Interests held by the Shareholders, all of the consideration net tax (the “Consideration of Equity Transfer”) obtained by the Shareholders shall be used to repay Party A.

In the event that Party A elects to purchase the assets of Party B, Party B   shall  use all of the consideration net tax (the “Consideration of Assets Transfer”)  to repay Party A.

To the extent  that the Consideration of Equity Transfer or Assets Transfer is greater than $17,000,000 as required by the then applicable law or for any other reasons, the excess shall be paid by Party B to Party A as interest on the loan made under the Loan Agreement  dated September 24, 2007 between Party A and Party B.

2.	AMENDMENT TO ARTICLE 3.1(k) OF THE AGREEMENT

2.1	Article 3.1(k) shall be modified, amended and restated in its entirety:

“Party B shall not distribute any dividends in any manner to its shareholders until after the exercise of the exclusive purchase option by Party A under the  Agreement.”

Amendment to the Exclusive Purchase Option Agreement	For Signature

3.	AMENDMENT TO ARTICLE 10.1 OF THE AGREEMENT

3.1	Article 10.1 shall be supplemented by the following:
“To the extent that there shall be any discrepancies between the Agreement and this Amendment, this Amendment shall control.”

4.	EVENTS OF DEFAULT

4.1
Any violation of any provision hereof, incomplete performance of any obligation provided hereunder, any misrepresentation made hereunder, material concealment or omission of any material fact or failure to perform any covenants provided hereunder by any Party shall constitute an event of default. The defaulting Party shall assume all the legal liabilities pursuant to the applicable PRC laws and regulations.

5.	EFFECTIVENESS AND MISELLANEOUS

5.1	This Amendment shall be effective upon the execution hereof by the Parties hereto and shall remain effective thereafter.

5.2
This Amendment is executed in both Chinese and English; both versions shall be equally valid and authentic. There are four (4) originals for each version, with each Party having one, and each original copy has the same legal effect.

[Signature page follows]

Amendment to the Exclusive Purchase Option Agreement	For Signature

[SIGNATURE PAGE ONLY]

IN WITNESS THEREFORE, the parties hereof have caused this Amendment to be executed by their duly authorized representatives as of the date first written above.

Party A: Faith Winner (Jixian) Agriculture Development Company Limited

/s/ Legal representative: Liu Shulin

(Seal)

Party B: Heilongjiang Yanglin Soybean Group Co., Ltd.

/s/ Legal representative: Liu Shulin

(Seal)

Party C: Liu Shulin

/s/ Legal representative: Liu Shulin

Party D: Ding Huanqin

/s/ Ding Huanqin

Exhibit B

AMENDMENT TO THE CONSIGNED MANAGEMENT AGREEMENT

by and between

HEILONGJIANG YANGLIN SOYBEAN GROUP CO., LTD.and

FAITH WINNER（JIXIAN）AGRICULTURE DEVELOPMENT COMPANY LIMITED

April 3, 2009

AMENDMENT TO THE CONSIGNED MANAGEMENT AGREEMENT

This Amendment to the Consigned Management Agreement (the “ Amendment”) is entered into on April 3, 2009 by and between the following parties in Jixian County, Heilongjiang Province, the People’s Republic of China.

Party A: Heilongjiang Yanglin Soybean Group Co., Ltd.

 Registered Address: Hedong District, Fuli Town, Jixian County,
 Shuangyashan, Heilongjiang, China.
 Legal representative: Liu Shulin

Party B: Faith Winner (Jixian) Agriculture Development Company Limited

 Registered Address: Yanglin Plaza, Fuli Town, Jixian County,
 Shuangyashan,
 Heilongjiang, China.
 Legal representative: Liu Shulin

WHEREAS:

1.   Party A, a liability limited company incorporated under PRC laws in Heilongjiang Province, engages in the business of acquisition of soybeans or processing of soybean products, which is licensed by Administrative Departments for Industry and Commerce Shuangyashan Branch, Heilongjiang Province, P. R. China;

2.   Party B, a wholly foreign owned enterprise incorporated under the laws of the People’s Republic of China (the “PRC”), engages in the business of technical support and consigned management services on agriculture development, technical support, technical transfer, and information consulting (excluding the restricted projects);

3.   Party A and Party B entered into the Consigned Management Agreement dated September 24, 2007 (the “Agreement”).

NOW, THEREFORE, the Parties through mutual negotiations hereby enter into this Amendment with respect to the matters in connection with the amendment of Article 6 of the Agreement as follows:

1. Article VI of the Agreement shall be modified, amended and restated in its entirety to read:

 “Party A shall pay the consigned management fee, equal to 5% of its annual net sales as set forth in the audited financial statement in its annual report on form 10-K (“Annual Net Sales”) to Party B; In the event that the annual net income after tax as set forth in the audited financial statement in its annual report on form 10-K (the “Net Income”) is less than 6% of the Annual Net Sales, Party A shall not be obligated to pay Party B any shortfall.  In the event that the Net Income is greater than 6%, Party A shall maintain any excess on its books and shall not distribute any of such excess until after Party B exercises its exclusive purchase option pursuant to the Exclusive Purchase Option Agreement dated September 24, 2007 between Party A and Party B.”
2.   Article VIII G 4 of the Agreement shall be supplemented by the following:

“To the extent that there shall be any discrepancies between the Agreement and this Amendment, this Amendment shall control.”

3.   This Amendment is executed in both Chinese and English; each version shall be equally valid and authentic. There are two (2) originals for each version, each Party holds one and each original copy has the same legal effect.

[SIGNATURE PAGE ONLY]

IN WITNESS THEREFORE, the parties hereof have caused this Amendment to be executed by their duly authorized representatives as of the date first written above.

Party A: Heilongjiang Yanglin Soybean Group Co., Ltd.

/s/ Legal representative: Liu Shulin

(Seal)

Party B: Faith Winner (Jixian) Agriculture Development Company Limited

/s/ Legal representative: Liu Shulin

(Seal)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Yanglin Soybean Inc. (the “Company”) was incorporated in the state of Nevada on May 26, 1921. Prior to October 3, 2007 the company had only nominal operations and assets. The Company currently operates through (1) itself, (2) one directly wholly-owned subsidiary in the British Virgin Islands: Faith Winner Investments Limited (“Faith Winner (BVI)”), (3) one directly wholly-owned subsidiary of Faith Winner (BVI) located in Mainland China: Faith Winner (Jixian) Agriculture Development Company (“Faith Winner (Jixian)” or “WFOE”) and (4) one operating company located in Mainland China: Heilongjiang Yanglin Soybean Group Co., Ltd. (“Yanglin”) which is controlled by the Company through contractual arrangements between WFOE and Yanglin, as if Yanglin were a wholly-owned subsidiary of the Company.

On October 3, 2007, the Company executed a reverse-merger with Faith Winner Investments Limited (“Faith Winner (BVI)”) by an exchange of shares whereby the Company issued 18,500,000 common shares at $0.001 par value in exchange for all Faith Winner (BVI) shares. As a result of the shares exchange, Faith Winner (BVI) became a wholly-owned subsidiary of the Company.

The exchange transaction was accounted for as a reverse acquisition in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 141. “Business Combinations”. The 1,494,173 shares of Yanglin Soybean Inc. outstanding prior to the stock exchange transaction were accounted for at the net book value at the time of the transaction, which was a deficit of $1,410. Accordingly, the consolidated statements of income include the results of operations of Heilongjiang Yanglin Soybean Group Co., Ltd from the acquisition date through December 31, 2007.

Faith Winner (BVI) entered into a series of agreements with Yanglin and as a result of such arrangements WFOE gained control of all of Yanglin’s assets, management and business as if Yanglin were a wholly-owned subsidiary of WFOE. These contractual arrangements included a loan agreement, a consigned management agreement, two consignment agreements of equity interests, an exclusive purchase option agreement, a registered trademark transfer contract and a trademark licensing agreement. The Consignment Agreement was entered into on September 1, 2007, and the other agreements were all signed on September 24, 2007. The exclusive purchase option agreement and the consigned management agreement were amended as of April 3, 2009.

YANGLIN SOYBEAN INC. F/K/A VICTORY DIVIDE MINING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Pursuant to those agreements, Faith Winner made a loan of $17 million and covenanted to satisfy Yanglin’s working capital in future to Yanglin (the “Loan”). In return, the Company obtained the management control and an exclusive right to acquire all of the equity of Yanglin. The rights of existing shareholders of Yanglin are assigned by the consignment of equity interests to Faith Winner (BVI). The exclusive purchase agreement and the loan agreement restrict both Yanglin and its shareholders from significant decisions including but not limited to any amendments of articles of association or rules of the Company, any change in registered capital, any transfer, mortgage or disposal of Yanglin’s assets or income in a way that would affect WFOE’s security interest, entering any material contract (exceeding RMB5 million in value) and distributing any dividends to the shareholders. Pursuant to the consigned management agreement between WFOE and Yanglin, Yanglin agreed to entrust the business operations of Yanglin and its management to WFOE until WFOE formally acquires all equity or substantially all the assets of Yanglin. Under the consigned management agreement as amended on April 3, 2009, WFOE will provide financial, technical and human resources management services to Yanglin which will enable WFOE to control Yanglin's operations, assets and cash flows. In turn, it will be entitled to 5% of Yanglin’s revenue on a yearly basis.

Under the Registered Trademark Transfer Agreement, Yanglin agreed to transfer to WFOE all of its rights in connection with the two trademarks, including without limitation the title of the trademarks and right to license ( the “Transferred Trademark”) for a purchase price of $1,000,000, which is subject to a purchase price adjustment based on the minimum appraised value on intellectual property (“IP”) rights allowed under PRC laws and regulations for such transfer. Under the Trademark Licensing Agreement, WFOE agreed to grant an exclusive license to Yanglin, for a term of 10 years, to use the Transferred Trademark for an annual licensing fee equal to 1% of Yanglin’s revenue of that year. The license fee and the management fee aforesaid –total of 6% of the revenue of Yanglin-entitled by WFOE are designed to approximate Yanglin’s  annual net profit before tax. Any excess profit in Yanglin will not be distributed as dividend according to the contractual arrangements until WFOE exercises the Option Agreement to acquire all shareholders’ equity interest of Yanglin.

According to the exclusive purchase option agreement, the WFOE has the exclusive purchase option to purchase all or part of Yanglin’s shareholders’ equity interest in Yanglin when and as permitted under PRC laws and regulations and any other party has no right to purchase any equity from the shareholders of Yanglin. The agreement provides that, unless otherwise required under PRC laws and regulations, the consideration for the equity transfer or the asset transfer under the agreement will be $17 million or such greater amount as required by the then applicable Chinese law and regulations (the “Option Price”). Under the loan agreement and the exclusive purchase option agreement, the money received as the Option Price by the shareholders of Yanglin upon execution of the option shall be used to satisfy the repayment of the Loan, that is, any amount of money received by Yanglin’s shareholders shall be paid back to WFOE as the repayment of Loan. Therefore, the actual consideration of the investment in Yanglin is exactly the amount of the Loan. Under such contractual arrangements, all of assets and equity including any residual profits of Yanglin are totally controlled by WFOE and will be formally captured upon exercise of the exclusive purchase option.

YANGLIN SOYBEAN INC. F/K/A VICTORY DIVIDE MINING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The loan of $17 million to Yanglin is considered as an investment in Yanglin by the Company through a series of contractual arrangements by way of the Loan. As a result of entering into the abovementioned agreements, WFOE  should be deemed to control Yanglin as a Variable Interest Entity as required by FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51. The reverse-merger also included an equity financing of $21,500,000 by the issuance of 10,000,000 Series A Convertible Preferred Stock at $2.15 per share to 10 accredited investors.

The Company, through its subsidiaries and Yanglin, (hereinafter, collectively referred to as “the Group”), is now in the business of manufacturing, distribution, and selling of non-genetically modified soybean products, including soybean oil, soybean salad oil, and soybean meal,  throughout the Province of Heilongjiang and other parts of China.